Exhibit 99.100

DHX Media announces new Yo Gabba Gabba! Live! tour

Ticket sales begin today for 30-city North American tour

HALIFAX, Sept. 3, 2014 /CNW/ - DHX Media Ltd. (“DHX” or the “Company”) (TSX: DHX), a key player internationally in the creation of content for families and children, announces that tickets go on sale today for the fifth consecutive annual Yo Gabba Gabba! Live! tour, the highly successful live stage version of the hit television series Yo Gabba Gabba! The all-new stage show, titled Yo Gabba Gabba! LIVE! Music is Awesome!, debuts October 14 in Minneapolis, MN, and will visit a total of 29 US cities, plus Toronto, Canada, through December 7, 2014.

Directed by Yo Gabba Gabba! creators Christian Jacobs and Scott Schultz, Yo Gabba Gabba! LIVE! Music is Awesome! will feature a full cast of the original show’s beloved characters, including DJ Lance Rock (Lance Robertson), Brobee, Foofa, Muno, Plex, Toodee, and fan favorites Leslie Hall and beat-boxer Biz Markie.

Steven DeNure, President & COO of DHX Media, commented: “Yo Gabba Gabba! is one of the most enduring, innovative and imaginative kids’ brands ever created. This new live tour is sure to delight fans who’ve loved the show for years, as well as the younger generation of kids who are new to the magic of Yo Gabba Gabba!”

Yo Gabba Gabba! is an award-winning, live-action television series and live stage show. The series was launched in 2007 and enjoys broad appeal among preschoolers, parents, teens and adults. Yo Gabba Gabba! apparel, CDs, DVDs, books and other merchandise is sold internationally through licencing agreements with DHX Media. The series airs daily on Nick Jr. in the US, and is also seen on other networks in several additional major international territories. Please visit www.yogabbagabba.com.

Yo Gabba Gabba! LIVE! Music is Awesome! is produced by S2BN Entertainment in association with DHX Media.

Exclusive pre-sale tickets for Yo Gabba Gabba! LIVE! Music is Awesome! are available through Groupon.com from Wednesday, September 3 through Saturday, September 6. Public on sale for most cities begins on Monday, September 8. VIP packages with premium tickets and meet-and-greets with Yo Gabba Gabba! characters are available for purchase. For complete tour updates, ticket, and VIP package information, please visit www.yogabbagabbalive.com.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading broadcaster, creator, producer and marketer of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children’s television channel in Canada, as well as Disney Junior (English & French) and Disney XD. The Company markets and distributes its library of more than 10,000 episodes of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.’s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker DHX.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: David A. Regan - EVP, Corporate Development & IR, DHX Media Ltd., david.regan@dhxmedia.com, +1 902-423-0260; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-6071

CO: DHX Media Ltd.

CNW 08:00e 03-SEP-14